EXHIBIT 17.1

RESIGNATION AS MEMBER OF
BOARD OF DIRECTORS

TO:        Board of Directors - KonaRed Corporation

Please accept this letter as my resignation as a Director of KonaRed Corporation effective January 20 , 2017.

I have been pleased to serve on the board of KonaRed and wish the company well for the future. I am resigning to attend to other business interests.

Dated this 10th day of January, 2017

Sincerely,

/s/ William Van Dyke
William Van Dyke